October 12, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Stickel
Dana Brown

Re:	Capital Auto Receivables LLC
Central Originating Lease Trust
Amendment No. 2 to Registration Statement on Form S-3
File No. 333-166889 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Capital Auto Receivables LLC (the “Depositor”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on October 14, 2010 or as soon as thereafter practicable.

The Depositor acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Depositor may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL AUTO RECEIVABLES LLC

By:	/s/ P.M. Surhigh

Name:	P.M. Surhigh
Title:	Vice President